Delphi Financial Group, Inc.
1105 North Market Street, Suite 1230
P.O. Box 8985
Wilmington, Delaware 19899

VIA EDGAR SYSTEM

December 28, 2011

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Delphi Financial Group, Inc.
Form 10-K for the year ended December 31, 2010
Filed March 1, 2011
File No. 1-11462

Dear Mr. Rosenberg:

This will acknowledge receipt of the Commission’s letter dated December 14, 2011 (the “Letter”) relating to Delphi Financial Group, Inc.’s (the “Company”) filing referenced above. The Company is in the process of compiling the necessary information to respond to the Letter.

Pursuant to your telephone conversation with Paul Van Haren of yesterday, the Company will provide a response by Friday, January 6, 2011. We appreciate the Commission’s courtesy in this matter.

Please do not hesitate to contact me at (267) 256-3684 with any questions.

Very truly yours,

/s/ THOMAS W. BURGHART

Thomas W. Burghart
Senior Vice President and Treasurer

cc:	Robert Rosenkranz
Stephan Kiratsous
Chad Coulter
Paul Van Haren